Exhibit 6.4

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL

PROMISSORY NOTE

Dated: July 13, 2021	$150,000.00

For value received, SALEEN AUTOMOTIVE, INC., a corporation organized under the laws of the State of Nevada (the “Maker”), hereby promises to pay to the order of Certitude Trust, Ed Defrank trustee (the “Holder”), in accordance with the terms hereinafter provided, the principal amount of one hundred five thousand ($150,000.00), together with interest and all other obligations outstanding hereunder. The outstanding principal balance of this Note shall bear interest at a rate per annum equal to six percent (6%). This Note is reimbursement to Holder for legal fees advanced by Holder in a dispute filed in Nevada District Court entitled Harris vs. Saleen Automotive, Inc., Case No. A-20-825802-B.

This note is due upon one year from the date of its making or upon Maker raising $5 million from a pending Reg A financing (handled by Crush Capital), whichever is sooner. Maker is obligated to inform the Holder via email when it has raised $5,000,000 in equity financing and provide payment of the full balance owing within three business days of such notification. The person upon whom notice should be given is Ed DeFrank. His email is [XXXXXXXX].

SALEEN AUTOMOTIVE, INC.

A Nevada corporation

By:
Name:	Steve Saleen
Title:	President

Accepted and Agreed to:

Certitude Trust, Ed DeFrank trustee

By:
Name:	Ed DeFrank
Title:	Trustee